FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For May 6, 2003

Commission File Number: 001-14624

ABN AMRO HOLDING N.V.

ABN AMRO BANK N.V.
(Translation of registrant’s name into English)

 Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ABN AMRO HOLDING N.V.

ABN AMRO BANK N.V.

INDEX TO EXHIBITS

Item
1.	Press release entitled, “ABN AMRO reports first quarter 2003 results: Good overall performance”, dated April 28, 2003.

The information contained in this report is incorporated by reference into Registration Statements on Form F-3 file nos. 333-89136, 333-74436, 333-84044 and 333-81400.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V. (Registrant)
Date: May 6, 2003	By:	/s/ R.W.J. Groenink

	Name:	R.W.J. Groenink
	Title:	Chairman of the Managing Board

	By:	/s/ T. de Swaan

	Name:	T. de Swaan
	Title:	Member of the Managing Board

ABN AMRO BANK N.V. (Registrant)
Date: May 6, 2003	By:	/s/ R.W.J. Groenink

	Name:	R.W.J. Groenink
	Title:	Chairman of the Managing Board

	By:	/s/ T. de Swaan

	Name:	T. de Swaan
	Title:	Member of the Managing Board

Item 1

Further information can be obtained from: Press Relations: +31 20 6288900 Investor Relations: +31 20 6287835 This press release is also available on internet: www.abnamro.com

ABN AMRO reports first quarter 2003 results: Good overall performance	Amsterdam, 28 April 2003

First quarter 2003 performance (compared to the fourth quarter of 2002)

➢	Revenues stable (+0.6%), underpinned by diversity of income stream
➢	Strict cost control kept expenses flat (-0.3%)
➢	Continued strong operating result (+2.6%)
➢	Overall provisions lower (-10.7%)
➢	Net profit slightly up (+0.7%)
➢	For the sixth consecutive quarter, improvement of efficiency ratio (68.3%)
➢	Tier 1 ratio marginally lower at 7.40%

First quarter 2003 performance (compared to the first quarter of 2002)

➢	Operating result up (+6.2%)
➢	Provisioning down (-12.1%)
➢	Net profit excl. extraordinary result strongly up (+14.6%)

Chairman's Statement

"Notwithstanding the continuing difficult market conditions, we have succeeded in delivering a good overall performance in the first quarter of this year. The performance was underpinned by the diversity of the income stream and the successes of the strategic restructuring processes. We believe that the recently announced acquisition of Banco Sudameris will further strengthen our retail and asset gathering franchise in Brazil.

The general direction and the impact of the geo-political developments on the global economy are not clear. Although we are confident about our operational performance, it is difficult to be optimistic about the general state of the global economy. We will therefore continue to refrain from giving an outlook for the year at this point in time.”

Key figures group results first quarter 2003

(in millions of euros)			quarterly

	Q1 2003	Q4 2002	% change	Q1 2002	% change

Operating result	1,432	1,396	2.6	1,348	6.2
Provisioning for loan losses	343	384	(10.7)	390	(12.1)
Operating profit before taxes	1,079	1,009	6.9	973	10.9
Extraordinary result, net				(205)
Net profit	690	685	0.7	397	73.8
Net profit excl. extraordinary result	690	685	0.7	602	14.6
Earnings per share excl. extraordinary result	0.43	0.43		0.38	13.2
(in euros)
Efficiency ratio	68.3%	68.9%		71.6%

	31 Mar 03	31 Dec 02	% change	31 Mar 02	% change

(in billions of euros)
Total assets	597.1	556.0	7.4	623.6	(4.2)
Group capital	30.8	30.4	1.3	34.0	(9.4)
Risk-weighted assets	233.0	229.6	1.5	270.7	(13.9)

BIS tier 1 ratio	7.40%	7.48%		7.13%
BIS capital ratio	11.03%	11.54%		10.95%

ABN AMRO GROUP

(in millions of euros)			quarterly

	Q1 2003	Q4 2002	% change	Q1 2002	% change

Net interest revenue	2,240	2,264	(1.1)	2,661	(15.8)
Revenue from securities and participations	139	105	32.4	104	33.7
Net commissions	1,020	1,114	(8.4)	1,206	(15.4)
Results from financial transactions	446	425	4.9	321	38.9
Other revenue	672	581	15.7	452	48.7

Total revenue	4,517	4,489	0.6	4,744	(4.8)
Operating expenses	3,085	3,093	(0.3)	3,396	(9.2)

Operating result	1,432	1,396	2.6	1,348	6.2

Efficiency ratio	68.3%	68.9%		71.6%

The performance of the group in the first quarter of 2003 was influenced by a number of adverse macro-economic and geo-political factors. The performance of the group, in that context, was good.

Overall revenues for the group were down by 4.8% relative to the same period in 2002. Compared to the fourth quarter, revenues were largely flat. The relative stability of the group revenues was underpinned by the strength of the mortgage origination related activities in the United States, the diversity of the income stream and the inclusion of one-off items.

In the Consumer & Commercial Clients SBU (C&CC), revenues were up 5.1% compared to the preceding quarter, driven by substantially higher mortgage related revenues and the inclusion of a one-off item, namely the EUR 111 mln net profit associated with the sale of 51% of the insurance business in the Netherlands to Delta Lloyd. In terms of underlying trends, the revenue streams were stable in all other C&CC businesses. Revenues in Wholesale Clients SBU (WCS) were 9.8% lower on a q-o-q basis, primarily due to lower results from financial transactions and net commissions. It is noteworthy that despite continuing difficult market conditions, WCS has maintained and improved its position in several client/product categories. Revenues in Private Clients were flat for the quarter while revenues in Asset Management were lower for the quarter by 18.0% due to the continuing weak capital markets.

Operating expenses for the quarter fell by 9.2% compared to the first quarter of 2002; relative to the fourth quarter, expenses were flat. It is noteworthy that expenses were flat despite the occurrence and subsequent absorption of several non-recurring items during the quarter – a restructuring charge with respect to the French operations of the bank (EUR 75 mln), the costs associated with branch refurbishment in the Netherlands, and a higher level of pension contributions. With the exception of Private Clients, expenses were lower or flat in all other operating areas of the bank. As noted above, the restructuring provision in France was largely responsible for the increase in expenses in Private Clients. In sum, the overall development of costs at a group level continues to be a good story.

Against the backdrop of the strongest operating performance in the history of the bank in the fourth quarter, the operating results were up by 2.6%. Compared to the same period in the preceding year, it was an improvement of 6.2%. Adjusted for the profit from the 51% sale of the insurance business in the Netherlands and restructuring costs in France, the operating result would have remained flat compared to the fourth quarter (and would have improved by 3.6% compared to the first quarter last year).

The level of provisions for the quarter were lower by 12.1% y-o-y and 10.7% q-o-q. Overall provisions were lower despite an increase in the Netherlands, Brazil and WCS. In the Netherlands, the accrual rate of provisions were increased in the non-mortgage part of the Programme Lending Portfolio to reflect the current economic conditions, in line with prudent and conservative risk policies of the bank. Provisions were higher in Brazil in part due to two corporate failures. Despite the increases in Brazil and in the Netherlands, the overall quality of the portfolio in C&CC is stable and remains satisfactory. In WCS, provisions were higher, largely due to the energy portfolio of the bank. However, the weighted average UCR (Uniform Credit Ratings) for WCS continue to be investment grade (2.96).

The effective tax rate for the first quarter was higher compared to the fourth quarter: 30.5% versus 27.8%. The increase in the effective rate of tax was in part due to higher taxes in the US and Brazil (appreciation of the Brazilian real against the US dollar) and the lower level of tax credits compared to the fourth quarter.

For the quarter ended 31 March 2003 RWA (Risk Weighted Assets) for the group increased by 1.5% to EUR 233.0 bn. The increase was almost entirely due to an increase in WCS. It is noteworthy that the increase in risk weighted assets in WCS is in line with guidance given earlier in the year; therefore, in line with expectations.

Tier I ratio for the quarter ended 8 bps lower at 7.40%, with the preferred component of Tier I at 33.0%. The marginal decrease in the core Tier I ratio is largely due to growth in RWA and charged goodwill. The total BIS ratio for the quarter was at 11.03%, a fall of 0.51 percentage points compared with 31 December 2002 (largely because our share in Banca Antonveneta has increased to over 10% in this quarter). We are confident about reaching and maintaining the target ratios for the year in line with our risk profile and credit rating.

According to a new directive of the “Raad voor de Jaarverslaggeving” (Council for Annual Reporting) shareholders’ equity has to be calculated before profit appropriation instead of after profit appropriation as up to January 1, 2003. The consequence of this new directive is that the profit during the year will be added to shareholders’ equity for the full amount until shareholders have approved the proposed profit appropriation. The impact on shareholders’ equity as of January 1, 2003 amounts to EUR 300 mln.

De Nederlandsche Bank (Dutch central bank) has not changed the rules for the way we calculate shareholders’ equity for solvency purposes. As a consequence, there will be a difference between the two.

Strategic update

Restructuring in France

Formal discussions were started with the Workers Council in France on the need to implement a social plan across all SBUs in France. In early March, the Workers Council provided its advice on the detailed description of the restructuring plan and the estimated social impact. The social impact is estimated to exceed 400 FTEs. It is expected that most would leave under voluntary or early departure programmes. Discussions with the Workers Council on the details of the social plan are expected to be finalised soon. The majority of affected staff are expected to leave the bank during 2003.

Acquisition of Banco Sudameris

On 16 April, ABN AMRO announced the acquisition of Banca Intesa’s stake of 94.57% in Banco Sudameris by its Brazilian subsidiary. Brazil is one of ABN AMRO’s three home markets. The acquisition of Banco Sudameris further strengthens ABN AMRO’s banking franchise in the economically important southeastern region of Brazil. It is noteworthy that the south-eastern region of Brazil represents 58% of Brazil’s GDP, and is one of the engines of growth for the Brazilian economy. Banco Sudameris will immediately add a meaningful market share in Brazil and the south-eastern region. Banco Sudameris will also provide a well located branch network and access to a significant number of high-net-worth clients in that region.

The acquisition will be locally funded. Banco ABN AMRO Real will pay Banca Intesa BRL 527 mln (EUR 158.1 mln) in cash and BRL 1,766 mln (EUR 530 mln) in shares of Banco ABN AMRO Real, representing a stake of approximately 12.9%. Banca Intesa will have the right to convert their shares of Banco ABN AMRO Real into shares of ABN AMRO Holding N.V. starting three years from closing. ABN AMRO will have the right to call Intesa’s shares at anytime, up to five years from closing. Total goodwill, excluding integration costs, is expected to be in the region of BRL 1,100 mln (EUR 330 mln). The implicit price to book value is 1.8x, which is in line with similar transactions in Brazil. The impact on Group Tier 1 capital is negligible; the goodwill cost is more than offset by the EUR 530 mln increase in minority interests (i.e. the 12.9% of Banco ABN AMRO Real to be owned by Banca Intesa). The combined banks are expected to offer operating synergies in excess of BRL 300 mln (EUR 90 mln) per annum from cost efficiencies and enhanced productivity as of 2005. The proposed transaction as structured will not have a dilutive impact on earnings per share.

THE CONSUMER & COMMERCIAL CLIENTS SBU

(in millions of euros)			Quarterly

	Q1 2003	Q4 2002	% change	Q1 2002	% change

Net interest revenue	1,607	1,678	(4.2)	1,815	(11.5)
Net commissions	373	379	(1.6)	435	(14.3)
Results from financial transactions	79	29		89	(11.2)
Other revenue	673	514	30.9	368	82.9

Total revenue	2,732	2,600	5.1	2,707	0.9
Operating expenses	1,570	1,668	(5.9)	1,743	(9.9)

Operating result	1,162	932	24.7	964	20.5
Provisioning for loan losses	181	209	(13.4)	255	(29.0)
Value adjustments to financial fixed assets	2

Operating profit before taxes	979	723	35.4	709	38.1
Taxes	314	213	47.4	230	36.5

Profit after taxes	665	510	30.4	479	38.8
Minority interests	6	1		7	(14.3)

Net profit	659	509	29.5	472	39.6

Efficiency ratio	57.5%	64.2%		64.4%

	31 Mar 03	31 Dec 02	% change	31 Mar 02	% change

Staff (fte)	70,162	71,340	(1.7)	72,771	(3.6)
(in billions of euros)
Total assets	230.0	229.2	0.3	247.6	(7.1)
Risk-weighted assets	142.8	143.4	(0.4)	159.1	(10.2)

In the first quarter of 2003, the SBU Consumer & Commercial Clients (C&CC) posted a record high operating performance. The strong performance was driven by robust revenue growth and a decrease in operating expenses. Relative to the first quarter of 2002, operating result increased 20.5% to EUR 1,162 mln.

Revenues were up by 5.1% to EUR 2,732 mln compared to the fourth quarter of last year. The increase was primarily due to other revenues. The growth in other revenues was fuelled by two factors — mortgage related revenues in the United States and the inclusion of EUR 111 mln net profit associated with the sale of 51% of the insurance business in the Netherlands to Delta Lloyd. With respect to the consumer business (mortgages), the refinancing trend seen in 2002 has continued unabated in the first quarter due to historically low interest rates. Furthermore, the stable interest rate environment has meant that there was limited or no value impairment with respect to the Mortgage Servicing Rights. It is noteworthy that the overall development of revenues was also affected by the depreciation of the Brazilian real and the US dollar against the euro.

Operating expenses decreased by 5.9% to EUR 1,570 mln compared to the preceding quarter. The general level of expenses was lower across all C&CC operations with the exception of the Netherlands. In the Netherlands, expenses were flat after absorbing an increase in pension costs and refurbishment costs associated with the conversion of branches into bank shops and advisory centres.

As a result of the above, the operating result has improved by 24.7% to EUR 1,162 mln. The efficiency ratio for the entire C&CC operation showed a significant improvement — 6.7 percentage points lower to 57.5%. Adjusted for the one-off net profit on the 51% sale of the insurance business, the efficiency ratio for the SBU improved by 4.3 percentage points to 59.9%.

Provisioning fell by 13.4% to EUR 181 mln. Despite an overall improvement, the underlying picture is mixed. As such, the decrease in the overall level was driven by lower provisions in the United States. Provisions were up in Brazil primarily due to two corporate defaults in the commercial banking portfolio. The increase in the Netherlands was essentially due to an increase in the accrual rate of provisioning for the non-mortgage part of the Programme Lending Portfolio. The increase is in line with the deteriorating economic climate in the Netherlands.

Taxes increased by 47.4% to EUR 314 mln. The increase is more pronounced due to a substantially lower level of tax credits compared to the fourth quarter of last year. The increase in and of itself was largely driven by a higher overall tax burden in the US, and partly Brazil.

Business Unit Netherlands (please refer to appendix 4)

Compared to the first quarter of last year, revenues were up 18% to EUR 880 mln. Adjusted for the one-off gain from the sale of the insurance business, revenues were up 3.2%. Despite a lower level of commission income, the net interest income component of the income stream was up by 8.3% from EUR 551 mln to EUR 597 mln. It is noteworthy this was achieved against a backdrop of EUR 5 bn of lower RWA assets.

It is noteworthy that overall revenues were exceptionally high in the fourth quarter (up by 10.0% compared to the third quarter of 2002). Relative to the fourth quarter, an increase in revenues of 8.1% in the first quarter of this year seems impressive in the first instance, however, when adjusted for the one-off gain, overall revenues were actually lower by 5.5%. The key net interest income line fell by 3.9% to EUR 597 mln. The drop in net interest income must be looked at in the context of a lower level of RWA. Compared to the preceding quarter, risk weighted assets were lower by around EUR 4 bln including a EUR 2.8 bn transfer of RWA to Bouwfonds (effective January 1, 2003). Adjusted for the transfer of RWA, net interest income was in line with the fourth quarter. With respect to other categories of revenue, namely commissions and other revenue were lower driven the continuing difficulties in the markets.

Expenses were up 5.9% to EUR 643 mln compared to the first quarter of last year despite a substantially lower number of FTEs. The increase in expenses was due to a substantially higher level of pension costs and branch refurbishment costs. Compared to the fourth quarter, operating expenses were essentially flat due to the same reasons. Staff costs continued to trend down in line with the reduction of FTEs. The impact of the disposal of insurance activities on operating expenses was negligible in the first quarter. The associated cost reduction is expected to be evident in the second quarter. Notwithstanding the increase in pension and other costs, we expect the overall level of expenses to be flat in 2003 compared to 2002.

As a consequence of the above, the operating result increased by EUR 57 mln compared to the preceding quarter.

Provisions were lower by 5.6% compared to the first quarter of 2002, however, they were up by EUR 23 mln to EUR 51 mln compared to the fourth quarter. This development was essentially due to an increase of the accrual rates of provisioning for the non-mortgage part of the of the Programme Lending portfolio. The accrual rate is in line with historical loan loss statistics in similar economic conditions.

Update on the restructuring programme in the BU NL

BU NL is finalising its restructuring plan. An additional 5 branches were closed in the course of the first quarter. The network is now composed of 585 bankshops, 78 of which were combined to an advisory centre. It should be noted that in many locations, conversion has been to a basic standard. Upgrading to the full bankshop features will - for many branches - gradually take place over the next two years. However, closure of cash-counter facilities and replacement with Multi Functional ATMs has taken place in the majority of the 230 banches where this was foreseen.

As announced, FTE reduction accelerated over the first quarter. Notwithstanding the contribution of the insurance joint venture, the objectives of the restructuring programme have now been achieved. The associated cost benefits are partly absorbed by the increase in wages associated with the Collective Labour Agreement and partly by higher pension costs.

The migration of the client base to the multi-channel platform has continued at a rapid pace. At the end of the first quarter, over one million retail clients and 60,000 commercial clients had signed up for the Internet Banking services of BU NL. As a result, the proportion of payments and brokerage transactions made via this channel increased by 3 percentage points to 34%. Of note is the sharp increase of internet savings accounts compared to the fourth quarter.

Business Unit United States (please refer to appendix 4)

The revenues for the first quarter of 2003 were up by 7.3% to EUR 1,265 mln compared to the first quarter of last year.

Compared to the fourth quarter, revenues increased 11.7%. In the meantime, the US dollar depreciated by 6.5% on average against the euro. In US dollar terms, revenues increased by 19.4%. This increase was primarily due to other revenues, driven by gains related to the mortgage business. Although mortgage originations declined somewhat from the fourth quarter, the pipeline of mortgage applications is still robust. Such activity, linked to high levels of mortgage refinancing, is expected to continue into the second quarter of this year. Net interest revenues were positively impacted by a lower cost of funds. Of note is the increase in the net commission income charged to commercial clients in the first quarter. Although fragile and prone to a deterioration of the economic climate, this is an encouraging sign.

Operating expenses were down by 5.9% to EUR 559 mln relative to the fourth quarter and 10.7% lower compared to the first quarter. In US dollar terms, expenses were stable compared to the fourth quarter. Consequently, the operating result was EUR 168 mln or 31.2% higher than in the preceding quarter and 27.7% higher compared to the first quarter. The efficiency ratio improved 8.3 percentage points to 44.2%.

Provisioning was down 37.4% to EUR 87 mln compared to the fourth quarter (and 28.1% compared to the first quarter). This positive development is in line with the decrease of non-performing loans, particularly in the commercial portfolio. The sustainability of this trend remains subject to the overall economic development.

Business Unit Brazil (please refer to appendix 4)

Revenues in the first quarter of this year were substantially lower by 32.6% to EUR 361 mln, compared to the first quarter of 2002. This performance, however, must be seen in the context of a 45.5% depreciation of the Brazilian real against the euro.

Relative to the fourth quarter, revenues rose by 4.3%. In local currency terms, revenues increased by 8.1%. Meanwhile, the Brazilian real depreciated by 3.2% on average against the euro. The revenues of BU Brazil were positively impacted by the increase of the SELIC to 26.5% p.a. In the first quarter, net interest revenues were lower while results from financial transactions were higher. However on a combined basis, these revenues were up by EUR 9 mln, or 3.2%. Given the relation between net interest revenue and the results from financial transactions in the Brazilian context, it is best assessed and understood on a combined basis. It is noteworthy that net interest revenue linked to the US dollar book is fully hedged to mitigate currency risks. However, the accounting treatment is such that the interest due on a US dollar loan is booked under net interest revenue with the full currency impact. The resultant profit or loss from the hedge is booked under results from financial transactions. Net commissions were up, underpinned by volume growth in the retail banking.

Operating expenses were lower by 36.1% compared to the first quarter. Compared to the fourth quarter, expenses fell by 11.7% to EUR 227 mln. Operating expenses decreased by 8.6% in local currency terms. This is in part due to a high comparison base in the fourth quarter. In addition, staff costs were tightly managed. Consequently, the operating result increased by 50.6% to EUR 134 mln. In local currency terms, the operating result increased 56.2%. In line with this development, the efficiency ratio fell to 62.9% from 74.3% in the preceding quarter.

Provisions reached EUR 42 mln, or 275 basis points of average RWA. This increase was largely driven by losses incurred on two commercial clients. The overall credit quality of the commercial portfolio remains satisfactory. In addition, there was a slight increase in the delinquency rate of the consumer finance portfolio.

Taxes increased substantially, primarily due to the tax credit booked in the fourth quarter. Furthermore, the effective tax rate was negatively impacted by the appreciation of the Brazilian real against the US dollar. Such currency developments generate a taxable profit and a non-deductible loss in BU Brazil as a result of a US dollar book kept offshore.

Business Unit Rest of the world (please refer to appendix 4)

The operating result of C&CC operations in other parts of the world decreased 7.6% to EUR 85 mln compared to the first quarter of 2002.

Compared to the fourth quarter, revenues were down 26.6% to EUR 226 mln. However, excluding non-recurring income booked in the fourth quarter, revenues were down 9.3%. Net interest revenue was stable as Bouwfonds revenues held up well. The transfer of a portfolio from BU NL and a solid performance of the residential mortgage division compensated the fall in project income due to delays in development programmes. Excluding the sale of Kredietbank Luxembourg booked in the fourth quarter, other revenues decreased by EUR 19 mln. Other revenues include a EUR 21 mln one-off item due to the sale of a stake in Interbanca. However, this proceed was more than offset by the write-off of a deferred tax asset at Saudi Hollandi Bank and our share in the loss of Capitalia.

Operating expenses decreased 23.0% to EUR 141 mln. EUR 11 mln restructuring cost was run through the P&L in anticipation of future restructuring related to the operations in France.

As a consequence of the above, the operating result decreased 32.0% to EUR 85 mln. Provisioning was sharply down as a result of a EUR 8 mln provision release at Bank of Asia. Taxes increased due to a low comparison base in the fourth quarter.

THE WHOLESALE CLIENTS SBU

(in millions of euros)			Quarterly

	Q1 2003	Q4 2002	% change	Q1 2002	% change

Net interest revenue	429	435	(1.4)	598	(28.3)
Net commissions	397	479	(17.1)	462	(14.1)
Results from financial transactions	286	324	(11.7)	234	22.2
Other revenue	33	32	3.1	90	(63.3)

Total revenue	1,145	1,270	(9.8)	1,384	(17.3)
Operating expenses	1,031	1,051	(1.9)	1,263	(18.4)

Operating result	114	219	(47.9)	121	(5.8)
Provisioning for loan losses	156	145	7.6	111	40.5
Value adjustments to financial fixed assets		2		(1)

Operating profit before taxes	(42)	72		11
Taxes	(24)	5		(10)	140.0

Operating profit after taxes	(18)	67		21
Extraordinary result, net				(205)

Profit after taxes	(18)	67		(184)
Minority interests	2	4	(50.0)	4	(50.0)

Net profit	(20)	63		(188)

Net profit excl. extraordinary result	(20)	63		17

Efficiency ratio	90.0%	82.8%		91.3%

	31 Mar 03	31 Dec 02	% change	31 Mar 02	% change

Staff (fte)	18,138	20,238	(10.4)	22,194	(18.3)
(in billions of euros)
Total assets	285.7	238.7	19.7	296.6	(3.7)
Risk-weighted assets	71.0	67.2	5.7	90.4	(21.5)

The performance of the Wholesale Clients SBU (WCS) was affected by the persistently weak financial markets and poor performance in certain trading businesses in February. In the first quarter, revenues decreased by 17.3% compared to the first quarter last year due to low market activity, the sharp reduction in risk weighted assets (RWA), and the negative revenue impact from the closure of the US domestic Equities and US domestic Corporate Finance businesses (in March 2002). However, the benefits from the restructuring programme and from stringent cost management have become visible — operating expenses declined by 18.4% compared to the first quarter last year. The operating result was down by 5.8% in the first quarter compared to the first quarter last year. It is noteworthy that the results were severely impacted by currency movements. Adjusted for currency developments, revenues and expenses would have decreased by respectively 4.7% and 9.0%, and the operating result would have increased by 39,7% in the first quarter compared to the same quarter last year.

Compared to the fourth quarter, revenues in the first quarter declined by 9.8% to EUR 1,145 mln. The decline was a function of two factors: lower market driven revenues in the BU Financial Markets (FM) and lower Equity sales and trading revenues. It is noteworthy that, despite the difficult market conditions, our client-driven revenues in the BU FM and our flow income such as Cash Management and Trade Finance (BU Working Capital) remained resilient. Furthermore, the first quarter results reflect a particularly disappointing performance in February. Revenues recovered significantly in March, leading us to believe that the first quarter run rate does not reflect the expected outcome for 2003.

Net interest income declined by 1.4% in the first quarter, mainly as a result of lower money market activity. Net commissions decreased by 17.1% to EUR 397 mln, compared to the fourth quarter. The performance of the bank in this area has continued to suffer from persistently difficult market conditions. Revenues from financial transactions declined by 11.7% in the first quarter, compared to the fourth quarter. This decrease was largely due to lower trading revenues in Financial Markets.

Operating expenses decreased by 1.9% to EUR 1,031 mln in the first quarter, mainly due to lower staff costs. It is to be noted that expenses in the first quarter include EUR 38 mln of costs related to the restructuring in France. Adjusted for these restructuring costs, expenses declined by 5.5% in the first quarter compared to the fourth quarter. We have previously indicated that the fourth quarter 2002 run rate of EUR 1,051 mln should not be seen as reflective of the likely level of expenses in 2003, as there will be additional restructuring initiatives coupled with selective investments. The development of expenses in the first quarter confirms that the underlying cost base (before addition of the one-off investments and restructuring initiatives) is coming down faster than expected.

During the first quarter, the number of staff decreased by 2,100 FTEs to 18,138 FTEs. This is due to the transfer of 878 FTEs from WCS (Risk Management and Audit) to the Corporate Centre, and due to the transfer of 1,100 FTEs to EDS (related to the outsourcing of IT staff). It is noteworthy that the transfers to the Corporate Centre are cost neutral. As mentioned in previous press releases, the savings related to the outsourcing to EDS will not materialise in 2003, but will be visible from 2004 onwards.

The operating result decreased by 47.9% in the first quarter, as revenues fell at a higher pace than expenses. The efficiency ratio weakened to 90.0% in the first quarter. Adjusted for the restructuring costs in France, the efficiency ratio would have been 86.8%.

The level of provisioning increased only slightly in the first quarter. The overall quality of the Wholesale portfolio remains solid and well diversified.

The fall in taxes is largely due to the changes in the legal structure in Germany. It is noteworthy that measures have been taken to optimise the overall tax position of WCS.

The amount of RWA increased by EUR 3.8 bn to EUR 71.0 bn. The increase, following the sharp decrease in RWA in 2002, is in line with our strategy to reallocate capital to the relationships and transactions which, on an economic basis, are most deserving. We do not expect the level of RWAs to increase further this year. The target of EUR 70 bn by the end of 2004 remains in place.

Client Business Units

The bank’s focus on its client-led approach has continued into 2003 and remains a key component of the bank’s strategy in the current market downturn. During the first quarter, 86% of revenues were generated by clients (up from 74% in the first quarter of 2002), with 57% of this coming from the selected Priority and Key (P&K) client base. In Asia and North America, revenues remained strong and were marginally up compared to the fourth quarter. To improve on the Q1 position, a key focus for 2003 is enhancing the profitability of P&K clients across all Product BUs, with the bank committed to continually monitor and maximise cross-sell opportunities and capital allocation.

Financial Institutions & Public Sector (FIPS) continues to be the largest Client BU, generating 45% of revenues during the first quarter. This was a consistent pattern across all Product BUs and has been significantly aided by the development of the FIPS Financial Sponsors group. Within the Corporate Client BUs, the Consumer BU has performed strongly during this quarter.

The review of RWA levels has continued into 2003, with Client RWA reduced by 13% during the first quarter (a total reduction of 40% since January 2002) with only a minimal impact experienced in credit led revenues. Furthermore, the integrated delivery of corporate and investment banking products and services remains a key goal, with cross-sell for major deals increasing significantly in the first quarter.

Despite the challenging market conditions experienced during the first quarter, the bank’s client-led strategy has been instrumental in securing a number of landmark transactions. These include acting as advisor for PT Paiton Energy’s USD 2.7 bn debt restructuring, the largest ever restructuring of a project finance deal in Asia. In North America, Automotive was mandated for Daimler Chrysler’s successful USD 2 bn issue, whilst in Europe the Media BU was selected as sole lead arranger for Telefoongids EUR 380 mln syndicated leverage finance facility. The European Investment Bank (EIB) outsourced its derivatives collateral management activities to ABN AMRO, with ABN AMRO Mellon appointed as global custodian on all of EIB’s collateral bonds. Increased alignment was also instrumental in being mandated as sole financial advisor for William Morrisons Supermarkets current GBP 2.9 bn bid for Safeway with Financial Markets providing an underwriting commitment.

Product Business Units

Three new product clusters were created at the beginning of 2003: 1) BU Financial Markets (FM), which is the merger of the former BU Global Financial Markets (GFM) and BU Loan Products (LP); 2) BU Working Capital, which is built on the former BU Global Transaction Services (GTS); and 3) BU Equities and BU Corporate Finance.

Financial Markets is the largest BU, both in terms of revenues (57% in the first quarter) and capital (79% of first quarter RWA). Revenues in FM decreased in the first quarter compared to the fourth quarter of 2002, particularly due to lower trading results and lower money market activity. Although uncertainties related to the Middle East conflict had a negative impact on client driven revenues in February, the overall performance for the first quarter was satisfactory. In the first quarter, origination revenues were stable, while derivatives income and revenues from credit products increased significantly. Looking forward, there are a number of mandated deals in the pipeline. Revenues from the loan book have remained relatively stable in the first quarter, in line with the development of RWA.

Over the quarter, FM improved its standing versus its competitors in a number of key markets. In the European Primary Fixed Income business, the team increased its market share to 5.1% (<4% in 2002) and improved its ranking to 3rd in corporate bonds Euro bookrunners (9th in 2002). Similarly FM improved its position to 2nd (5th in 2002) for Financial Institutions bonds bookrunners (Dealogic) and the derivatives business was acknowledged for its greater client focus by being ranked 4th by clients in a Euromoney survey for the best interest rate derivatives product house.

Working Capital is the second largest BU (26% of first quarter revenues and 10% of first quarter RWA). Driven by client demand, the former BU GTS has shifted its strategic focus from a largely GTS operational business model to one that emphasises a value-added, total working capital solution. Revenues decreased slightly in the first quarter, mainly due to lower revenues from ABN AMRO’s Clearing and Execution Services (AACES) and Custody. Depressed equity trading volumes and lower market values continue to impact on both the AACES and Custody lines of business. Cash & Payments (C&P) and Global Trade & Advisory (GT&A) both displayed resilience despite the historic lows in short-term interest rates. Improved liquidity and overall portfolio management (e.g. re-pricing) continue to be areas of focus. Most recently, ABN AMRO has been awarded the following: best bank for Liquidity / Working Capital in Europe, best provider of Outsourced Treasury Solutions in Europe, best online Cash Management Bank in Europe and best Bank for Cross-border Pooling and Netting in Europe (Global Finance, Treasury and Cash Management Awards, April 2003).

Equities and Corporate Finance contributed for 16% of total WCS revenues in the first quarter, with a relatively low usage of capital (4.5% of first quarter RWA). Equity sales and trading revenues continued to decline in the first quarter due to the persistently difficult market environment. Client volumes were down due to the Middle East conflict. Furthermore, derivative revenues were slightly up in the quarter. Despite the revenue fall in most Equity related businesses, the focus on our positions of strength has resulted in an improvement of our relative market position in Europe and Asia.

Revenues in the BU Corporate Finance fell in the first quarter due to the declining level of global M&A activity and continuing contraction of equity origination activity. Corporate Finance has further increased its market share and league table positions in the first quarter.

The expense run rate of Equities and Corporate Finance declined further in the first quarter of 2003 as a result of the ongoing restructuring efforts. Corporate Finance continued to show a positive operating result in the first quarter, as it did in the fourth quarter. Equities and Corporate Finance are on track to deliver an improved financial performance in 2003.

The performance of the BU Private Equity improved slightly in the first quarter of 2003. Revenues from dividends and exit gains showed a moderate increase versus the fourth quarter of 2002. It is noteworthy that the increase in exit gains was mainly the result of one large exit, the sale of Shinsei (EUR 47 mln), which was offset by write-downs of EUR 45 mln. Market conditions have bottomed out and exit opportunities have improved. As per the end of March 2003, the book value of the Private Equity portfolio was approx. EUR 1.9 bn. As previously indicated, we expect write-down levels to be lower in 2003 than 2002.

THE PRIVATE CLIENTS AND ASSET MANAGEMENT SBU
(in millions of euros)			Quarterly

	Q1 2003	Q4 2002	% change	Q1 2002	% change

Net interest revenue	95	88	8.0	99	(4.0)
Net commissions	205	211	(2.8)	263	(22.1)
Results from financial transactions	10	10		6	66.7
Other revenue	16	39	(59.0)	16

Total revenue	326	348	(6.3)	384	(15.1)
Operating expenses	297	280	6.1	270	10.0

Operating result	29	68	(57.4)	114	(74.6)
Provisioning for loan losses	3	11	(72.7)	1
Value adjustments to financial fixed assets		1		(1)

Operating profit before taxes	26	56	(53.6)	114	(77.2)
Taxes	8	16	(50.0)	42	(81.0)

Profit after taxes	18	40	(55.0)	72	(75.0)
Minority interests		(2)		1

Net profit	18	42	(57.1)	71	(74.6)

Efficiency ratio	91.1%	80.5%		70.3%

	31 Mar 03	31 Dec 02	% change	31 Mar 02	% change

Staff (fte)	6,198	6,179	0.3	5,907	4.9
(in billions of euros)
Total assets	16.9	17.0	(0.6)	16.7	1.2
Risk-weighted assets	6.9	6.8	1.5	6.5	6.2

Total revenue decreased by 15.1% compared to the first quarter last year. This was mainly due to lower commission income as result of difficult market conditions. Operating expenses increased by 10.0%, driven entirely by a higher expense level at Private Clients due to the restructuring provision taken in relation to the French operations and the inclusion of Delbrück. The operating result decreased by 74.6% compared to the same period last year.

Compared to the fourth quarter, the performance of Private Clients and Asset Management (PCAM) continued to be affected by the decline in global equity markets and the above-mentioned restructuring provision. Revenues decreased by 6.3% to EUR 326 mln. Adjusted for a one-off reclassification in the fourth quarter, the decrease was driven by a reduction in net commissions primarily due to a decline in Assets under Management (AuM). This was partly offset by an increase in net interest income as result of higher transaction volumes.

Taking out the effect of the restructuring provision (EUR 26 mln), operating expenses decreased 3.2% compared to the preceding quarter, reflecting sustained cost control. The negative development in both revenues and expenses resulted in a reduction of the operating result by 57.4%. However, adjusted for the restructuring provision, the operating result decreased by 19.1%.

In anticipation of a continued difficult market scenario and corresponding decline in revenues, additional cost measures will be taken in the remainder of the year to improve the efficiency ratio of PCAM.

Private Clients

Revenues increased by 0.9% to EUR 217 mln compared to the previous quarter. Adjusted for a one-off reclassification of net commissions to other revenue in the fourth quarter, the increase was primarily driven by a rise in net interest revenue and other revenue due to higher transaction volumes. In addition, the large cash allocation has helped to cushion the impact of continued negative market developments.

In the first quarter, operating expenses increased by 16.9% to EUR 207 mln. This was primarily due to the provision taken in relation to the restructuring of the French private banking operations, which accounted for EUR 26 mln of the increase.

In line with the above, the operating result declined by 73.7% to EUR 10 mln in the reporting period. However, it is to be noted that after adjustment for the French restructuring provision, the operating result decreased by 5.3% over the quarter.

The effective tax rate increased substantially over the reporting period to 42.9%. This was primarily driven by a higher accrual rate in the first quarter. We expect this rate to decrease over the year once the tax assessments have been completed.

The increase in net new assets coupled with a relatively higher decrease in net asset values due to the continued weakness of the financial markets resulted in a decline of the Assets under Administration (AuA) from EUR 96 bn at the end of December 2002 to EUR 94 bn at the end of March 2003.

Asset Management

The continuing weak market conditions and the compounding negative impact of the geo-political uncertainties negatively affected the financial performance of Asset Management during the first quarter. As such, total revenues in the first quarter decreased by 18.0% to EUR 109 mln compared to the preceding quarter. The fall can directly be attributed to a 16.5% decrease in net commissions due to the absence of some incidental items as reported in the previous quarter. Furthermore, the reduced level of AuM, changes in the asset mix and margin pressure led to this decline.

Operating expenses fell by 12.6% to EUR 90 mln during the first quarter. The reduction was mainly driven by a decrease of variable costs due to continued tight cost control and a one-off adjustment with respect to bonuses for the year 2002.

The operating result decreased by 36.7% to EUR 19 mln in the first quarter, as revenues fell at a higher pace than expenses. The effective tax rate decreased to 26.3% during this period due to a usually lower level of tax accruals in the first quarter.

AuM as of 31 March 2003 amounted to EUR 148 bn, a decrease of 0.7% compared to the level of AuM at the end of the preceding quarter. The asset mix changed slightly: 43% in equities, 43% in fixed income and 14% in cash and other. The composition of the mandates remained stable with 56% Institutional Clients, 8% Private Clients and 36% Funds.

CORPORATE CENTRE

(in millions of euros)			Quarterly

	Q1 2003	Q4 2002		Q1 2002

Net interest revenue	42	(8)		84
Net commissions	0	0		(1)
Results from financial transactions	71	62		(8)
Other revenue	7	5		5

Total revenue	120	59		80
Operating expenses	48	(51)		(10)

Operating result	72	110		90
Provisioning for loan losses	0	15		19
Value adjustments to financial fixed assets	8	0		(13)

Operating profit before taxes	64	95		84
Taxes	16	39		34

Profit after taxes	48	56		50
Minority interests	52	41		47

Net profit	(4)	15		3

	31 Mar 03	31 Dec 02	% change	31 Mar 02	% change

Staff (fte)	1,460	573	154.8	595	145.4
(in billions of euros)
Total assets	53.9	60.5	(10.9)	52.0	3.7
Risk-weighted assets	2.2	2.0	10.0	4.5	(51.1)

Compared to the first quarter last year, revenues increased by 50.0%. Results from financial transactions increased from a negative EUR 8 mln to EUR 71 mln primarily driven by the result on the US dollar profit hedge. This was partly offset by lower net interest revenue as result of the improved interest allocation from the Corporate Centre to the other SBUs. Operating expenses increased from a negative EUR 10 mln to EUR 48 mln, reflecting higher staff costs due to the integration of the risk management and audit operations from WCS into the Corporate Centre. This, however, was partly offset by higher internal settlements charged to WCS. The operating result declined 20.0% compared to the first quarter last year.

In the first quarter, total revenues increased by 103.4% to EUR 120 mln compared to the preceding quarter. The increase in revenues was primarily driven by a higher level of net interest revenue which was incidentally low in the fourth quarter as result of some year-end adjustments in the allocation of interest revenue in favour of the respective SBUs.

Operating expenses increased to EUR 48 mln from a negative EUR 51 mln in the previous quarter due to higher staff costs and other administrative expenses. This can be explained by the above mentioned integration of risk management and group audit operations, resulting in an increase of FTEs and direct expenses partly offset by higher internal settlements. Additional pension costs also contributed to higher staff costs. Finally, other administrative expenses increased due to the release of a provision regarding the European American Bank in the preceding quarter.

The increase in revenues coupled with a relatively larger increase in expenses has resulted in a decline in the operating result from EUR 110 mln last quarter to EUR 72 mln in the first quarter of 2003.

Adjustments to financial fixed assets reflect the negative adjustments that had to be made to the value of the corporate investment portfolio on the back of the continuous deteriorating market conditions.

A review of the tax structure at a subsidiary has led to a year to date shift from taxes to the minority interest line.

LEASEPLAN CORPORATION

Compared to the first quarter last year, revenues increased by 2.6% due to an increase in net interest revenues, a higher contribution of insurance income and higher results of terminated contracts. Operating expenses increased by 6.9%, driven by an increase in administrative expenses as result of higher professional costs. As such, the operating result declined 6.8% compared to the same period last year.

In the first quarter, revenues declined by 8.5% to EUR 194 mln compared to the preceding quarter. The decrease was primarily driven by a 14.6% reduction in other revenues due to the seasonality of some income categories that are usually relatively higher in the fourth quarter.

A reduction in other administrative expenses due to some incidental expenses incurred in the previous quarter resulted in a 4.1% decline in operating expenses over the same period.

The decline in revenues in combination with a slighter reduction in operating expenses resulted in a 17.9% decrease of the operating result to EUR 55 mln. Consequently the efficiency ratio increased by 3.2 percentage points to 71.6%.

Appendix 1

Consolidated income statement 2003
(in millions of euros)

	Q1	Q4		Q1

	2003	2002	% change	2002	% change

Net interest revenue	2,240	2,264	(1.1)	2,661	(15.8)

Revenue from securities and participating interests	139	105	32.4	104	33.7

Payment services	311	309	0.6	346	(10.1)
Insurance	43	18	138.9	59	(27.1)
Securities	231	249	(7.2)	339	(31.9)
Asset management and trust funds	184	212	(13.2)	241	(23.7)
Guarantees	38	48	(20.8)	38
Leasing	45	45		47	(4.3)
Other	168	233	(27.9)	136	23.5

Net commissions	1,020	1,114	(8.4)	1,206	(15.4)

Securities	(3)	140		156
Foreign exchange dealing	119	261	(54.4)	79	50.6
Derivatives	247	22		126	96.0
Other	83	2		(40)

Results from financial transactions	446	425	4.9	321	38.9

Other revenue	672	581	15.7	452	48.7

Total revenue	4,517	4,489	0.6	4,744	(4.8)

Staff costs	1,774	1,712	3.6	1,974	(10.1)
Other administrative expenses	1,080	1,138	(5.1)	1,167	(7.5)
Depreciation	231	243	(4.9)	255	(9.4)

Operating expenses	3,085	3,093	(0.3)	3,396	(9.2)
Operating result	1,432	1,396	2.6	1,348	6.2
Provisioning for loan losses / FAR	343	384	(10.7)	390	(12.1)
Value adjustments to financial fixed assets	10	3		(15)

Operating profit before taxes	1,079	1,009	6.9	973	10.9
Taxes	329	280	17.5	312	5.4

Operating profit after taxes	750	729	2.9	661	13.5
Extraordinary expenses				325
Taxes extraordinary expenses				(120)

Extraordinary result after taxes				(205)

Group profit after taxes	750	729	2.9	456	64.5
Minority interests	60	44	36.4	59	1.7

Net profit	690	685	0.7	397	73.8
Net profit, excl. extraordinary result	690	685	0.7	602	14.6
Preference share dividend	11	11		11

Net profit, available to ordinary shareholders	679	674	0.7	386	75.9

Earnings per ordinary share of EUR 0.56 (in euros)*	0.43	0.43		0.38	13.2

Average exchange EUR/USD-rate	1.08	1.01	6.9	0.87	24.1
* Excluding extraordinary result and based on the average number of ordinary shares outstanding.

Appendix 2

Consolidated balance sheet as at 31 March 2003 before profit appropriation
(in millions of euros)

	31 Mar	31 Dec	% change
	2003	2002

Assets
Cash	10,274	9,455	8.7
Short-dated government paper	5,120	3,901	31.2
Banks	59,468	41,924	41.8

Loans to public sector	6,921	7,365	(6.0)
Loans to private sector	245,282	247,229	(0.8)
Professional securities transactions	77,076	56,309	36.9

Loans	329,279	310,903	5.9
Interest-earning securities	143,722	141,494	1.6
Shares	13,990	15,736	(11.1)
Participating interests	2,355	2,166	8.7
Property and equipment	6,797	6,982	(2.6)
Other assets	18,677	15,148	23.3
Prepayments and accrued income	7,409	8,309	(10.8)

	597,091	556,018	7.4

Liabilities
Banks	111,858	95,884	16.7

Saving accounts	73,985	74,249	(0.4)
Deposits and other customer accounts	170,309	165,034	3.2
Professional securities transactions	68,975	50,178	37.5

Total client accounts	313,269	289,461	8.2
Debt securities	76,228	71,209	7.0
Other liabilities	44,676	45,682	(2.2)
Accruals and deferred income	9,989	10,120	(1.3)
Provisions	10,262	13,238	(22.5)

	566,282	525,594	7.7
Fund for general banking risks	1,229	1,255	(2.1)
Subordinated liabilities	13,991	14,278	(2.0)

Shareholders' equity	11,559	11,081	4.3
Minority interests	4,030	3,810	5.8

Group equity	15,589	14,891	4.7

Group capital	30,809	30,424	1.3

	597,091	556,018	7.4

Contingent liabilities	47,599	44,176	7.7
Committed facilities	131,026	136,122	(3.7)

Exchange EUR/USD-rate	1.09	1.05	3.8

				Appendix 3
Analysis of private sector loans by SBU
(in billions of euros)
	31 Mar	31 Dec	% change	31 Mar	% change
	2003	2002		2002

Consumer & Commercial Clients	172.3	172.5	(0.1)	180.8	(4.7)
Wholesale Clients	51.4	52.1	(1.3)	60.0	(14.3)
Private Clients & Asset Management	6.9	6.9		5.9	16.9
Corporate Centre	5.6	6.5	(13.8)	2.6	115.4
LeasePlan Corporation	9.1	9.2	(1.1)	9.4	(3.2)

Group	245.3	247.2	(0.8)	258.7	(5.2)

Staff
(fte)
	31 Mar	31 Dec	change	31 Mar	change
	2003	2002		2002

Consumer & Commercial Clients	70,162	71,340	(1,178)	72,771	(2,609)
Wholesale Clients	18,138	20,238	(2,100)	22,194	(4,056)
Private Clients & Asset Management	6,198	6,179	19	5,907	291
Corporate Centre	1,460	573	887	595	865
LeasePlan Corporation	7,244	7,227	17	7,363	(119)

Group	103,202	105,557	(2,355)	108,830	(5,628)

Share data
	31 Mar	31 Dec	% change	31 Mar	% change
	2003	2002		2002

Number of ordinary shares outstanding (in millions)	1,591.3	1,585.6	0.4	1,537.0	3.5
Net asset value per ordinary share (in euros)	6.77	6.47	4.6	7.31	(7.4)
Number of preference shares (in millions)	362.5	362.5		362.5
Number of convertible preference shares (in millions)	0.5	0.5		0.7

Changes in shareholders' equity
(in millions of euros)
	Q1 2003	Q1 2002

Shareholders' equity as at the beginning of January	11,081	12,098
Retained earnings	679	386
Exercised options and conversion		9
Goodwill	(109)	(14)
Impact change in accounting policy pension costs		(430)
Revaluations and other movements	40
Change in treasury stock		23
Currency translation differences	(132)	3

Shareholders' equity as at the end of March	11,559	12,075

				Appendix 4a

Income statement BUs of Consumer & Commercial Clients

(in millions of euros)

			Netherlands

			quarterly

	Q1 2003	Q4 2002	% change	Q1 2002	% change

Net interest revenue	597	621	(3.9)	551	8.3
Net commissions	148	159	(6.9)	165	(10.3)

Results from financial transactions	9	8	12.5	8	12.5

Other revenue	126	26		21

Total revenue	880	814	8.1	745	18.1
Operating expenses	643	634	1.4	607	5.9

Operating result	237	180	31.7	138	71.7
Provisioning for loan losses	51	28	82.1	54	(5.6)
Value adjustments to financial fixed assets	2

Operating profit before taxes	184	152	21.1	84	119.0
Taxes	26	52	(50.0)	29	(10.3)

Profit after taxes	158	100	58.0	55
Minority interests	2

Net profit	156	100	56.0	55

Efficiency ratio	73.1%	77.9%		81.5%

	31 Mar 03	31 Dec 02	% change	31 Mar 02	% change

Staff (fte)	21,882	23,156	(5.5)	26,148	(16.3)
Risk-weighted assets (in billions of euros)	50.6	54.2	(6.6)	55.5	(8.8)

	North America

	quarterly

	Q1 2003	Q4 2002	% change	Q1 2002	% change

Net interest revenue	610	618	(1.3)	704	(13.4)
Net commissions	155	152	2.0	205	(24.4)
Results from financial transactions	40	39	2.6	43	(7.0)
Other revenue	460	323	42.4	227	102.6

Total revenue	1,265	1,132	11.7	1,179	7.3
Operating expenses	559	594	(5.9)	626	(10.7)

Operating result	706	538	31.2	553	27.7
Provisioning for loan losses	87	139	(37.4)	121	(28.1)

Operating profit before taxes	619	399	55.1	432	43.3
Taxes	224	130	72.3	148	51.4

Profit after taxes	395	269	46.8	284	39.1
Minority interests	1

Net profit	394	269	46.5	284	38.7

Efficiency ratio	44.2%	52.5%		53.1%

	31 Mar 03	31 Dec 02	% change	31 Mar 02	% change

Staff (fte)	18,709	18,680	0.2	18,101	3.4
Risk-weighted assets (in billions of euros)	61.5	61.7	(0.3)	72.4	(15.1)

				Appendix 4b

Income statement BUs of Consumer & Commercial Clients

(in millions of euros)
			Brazil

			quarterly

	Q1 2003	Q4 2002	% change	Q1 2002	% change

Net interest revenue	268	308	(13.0)	429	(37.5)
Net commissions	41	35	17.1	36	13.9
Results from financial transactions	25	(24)		33	(24.2)
Other revenue	27	27		38	(28.9)

Total revenue	361	346	4.3	536	(32.6)
Operating expenses	227	257	(11.7)	355	(36.1)

Operating result	134	89	50.6	181	(26.0)
Provisioning for loan losses	42	30	40.0	59	(28.8)

Operating profit before taxes	92	59	55.9	122	(24.6)
Taxes	41	18	127.8	34	20.6

Profit after taxes	51	41	24.4	88	(42.0)
Minority interests	1	(1)		3	(66.7)

Net profit	50	42	19.0	85	(41.2)

Efficiency ratio	62.9%	74.3%		66.2%

	31 Mar 03	31 Dec 02	% change	31 Mar 02	% change
Staff (fte)	21,550	21,954	(1.8)	21,374	0.8
Risk-weighted assets (in billions of euros)	6.2	6.0	3.3	9.5	(34.7)

		Rest of the World

			quarterly

	Q1 2003	Q4 2002	% change	Q1 2002	% change

Net interest revenue	132	131	0.8	131	0.8
Net commissions	29	33	(12.1)	29
Results from financial transactions	5	6	(16.7)	5
Other revenue	60	138	(56.5)	82	(26.8)

Total revenue	226	308	(26.6)	247	(8.5)
Operating expenses	141	183	(23.0)	155	(9.0)

Operating result	85	125	(32.0)	92	(7.6)
Provisioning for loan losses	1	12	(91.7)	21	(95.2)

Operating profit before taxes	84	113	(25.7)	71	18.3
Taxes	23	13	76.9	19	21.1

Profit after taxes	61	100	(39.0)	52	17.3
Minority interests	2	2		4	(50.0)

Net profit	59	98	(39.8)	48	22.9

Efficiency ratio	62.4%	59.4%		62.8%

	31 Mar 03	31 Dec 02	% change	31 Mar 02	% change
Staff (fte)	8,021	7,550	6.2	7,148	12.2
Risk-weighted assets (in billions of euros)	24.5	21.5	14.0	21.7	12.9

Appendix 5

Income statement BUs of Private Clients & Asset Management

(in millions of euros)
			Private Clients

			quarterly

	Q1 2003	Q4 2002	% change	Q1 2002	% change

Net interest revenue	94	88	6.8	95	(1.1)
Net commissions	99	84	17.9	119	(16.8)
Results from financial transactions	10	12	(16.7)	12	(16.7)
Other revenue	14	31	(54.8)	14

Total revenue	217	215	0.9	240	(9.6)
Operating expenses	207	177	16.9	161	28.6

Operating result	10	38	(73.7)	79	(87.3)
Provisioning for loan losses	3	12	(75.0)	1

Operating profit before taxes	7	26	(73.1)	78	(91.0)
Taxes	3	6	(50.0)	25	(88.0)

Profit after taxes	4	20	(80.0)	53	(92.5)
Minority interests		(2)		1

Net profit	4	22	(81.8)	52	(92.3)

Efficiency ratio	95.4%	82.3%		67.1%

	31 Mar 03	31 Dec 02	% change	31 Mar 02	% change
Staff (fte)	4,029	4,004	0.6	3,636	10.8
Risk-weighted assets (in billions of euros)	6.3	6.1	3.3	6.1	3.3

	Asset Management

			quarterly

	Q1 2003	Q4 2002	% change	Q1 2002	% change

Net interest revenue	1			4	(75.0)
Net commissions	106	127	(16.5)	144	(26.4)
Results from financial transactions		(2)		(6)
Other revenue	2	8	(75.0)	2

Total revenue	109	133	(18.0)	144	(24.3)
Operating expenses	90	103	(12.6)	109	(17.4)

Operating result	19	30	(36.7)	35	(45.7)
Provisioning for loan losses		(1)
Value adj. to financial fixed assets		1		(1)

Operating profit before taxes	19	30	(36.7)	36	(47.2)
Taxes	5	10	(50.0)	17	(70.6)

Net profit	14	20	(30.0)	19	(26.3)

Efficiency ratio	82.6%	77.4%		75.7%

	31 Mar 03	31 Dec 02	% change	31 Mar 02	% change
Staff (fte)	2,169	2,175	(0.3)	2,271	(4.5)
Risk-weighted assets (in billions of euros)	0.6	0.7	(14.3)	0.4	50.0

				Appendix 6
Cash flow statement
(in millions of euros)
			Q1 2003	Q1 2002

Liquid funds as at the beginning of January			7,501	13,653
Net cash flow from operations / banking activities			(13,137)	(20)
Net cash flow from investment activities			4,853	(14,543)
Net cash flow from financing activities			6,446	2,526
Currency translation differences			(223)	(83)

Liquid funds as at the end of the March			5,440	1,533

Consolidated quarterly results 2003 / 2002
(in millions of euros)
	2003	2002

	Q1	Q4	Q3	Q2	Q1

Net interest revenue	2,240	2,264	2,421	2,499	2,661
Revenue from sec. and part. interests	139	105	58	102	104
Net commissions	1,020	1,114	1,099	1,220	1,206
Results from financial transactions	446	425	347	384	321
Other revenue	672	581	398	519	452

Total revenue	4,517	4,489	4,323	4,724	4,744
Staff costs	1,774	1,712	1,688	1,876	1,974
Other administrative expenses	1,080	1,138	1,071	1,191	1,167
Depreciation	231	243	245	263	255

Operating expenses	3,085	3,093	3,004	3,330	3,396

Operating result	1,432	1,396	1,319	1,394	1,348
Provisioning for loan losses / FAR	343	384	338	583	390
Value adj. to financial fixed assets	10	3	23	38	(15)
Operating profit before taxes	1,079	1,009	958	773	973
Net profit excl. extraordinary results	690	685	591	534	602
Net profit	690	685	591	534	397
Net profit for ordinary shareholders	679	674	579	522	386

Average number of ordinary shares outstanding	1,585.6	1,585.6	1,567.8	1,546.3	1,536.0
(in mln)
Average number of ordinary shares outstanding[1]	1,585.6	1,559.3	1,550.3	1,541.2	1,536.0
(in mln)
Earnings per share[2]	0.43	0.43	0.37	0.34	0.38
Earnings per share diluted[2]	0.43	0.42	0.37	0.34	0.38
Average equity[3]	10,118	9,994	10,113	10,484	10,865
Average equity year to date[3]	10,118	10,454	10,494	10,573	10,865
Return on average equity[2,3]	26.8%	27.0%	22.9%	19.9%	21.8%
Return on average equity year to date[2,3]	26.8%	22.6%	21.5%	21.1%	21.8%
Efficiency ratio	68.3%	68.9%	69.5%	70.5%	71.6%
Efficiency ratio year to date	68.3%	70.1%	70.6%	71.0%	71.6%

	2003	2002

	31 Mar	31 Dec	30 Sep	30 Jun	31 Mar

BIS tier 1 ratio	7.40%	7.48%	7.00%	7.15%	7.13%
BIS capital ratio	11.03%	11.54%	10.87%	10.80%	10.95%
BIS capital base	25,684	26,493	27,404	27,058	29,629
Risk-weighted assets	232,963	229,572	252,143	250,541	270,700
[1]	Year to date.
[2]	Excluding extraordinary result and based on the average number of ordinary shares outstanding.
[3]	After profit appropriation

					Appendix 7a

Breakdown income statement first quarter 2003
(in millions of euros)
	C&CC	WCS	PC&AM	CC	LeasePlan	Group

Net interest revenue	1,607	429	95	42	67	2,240
Net commissions	373	397	205	0	45	1,020
Results from financial transactions	79	286	10	71	0	446
Other revenue	673	33	16	7	82	811

Total revenue	2,732	1,145	326	120	194	4,517
Operating expenses	1,570	1,031	297	48	139	3,085

Operating result	1,162	114	29	72	55	1,432
Provisioning for loan losses	181	156	3	0	3	343
Value adjustments to financial fixed assets	2	0	0	8	0	10

Operating profit before taxes	979	(42)	26	64	52	1,079
Taxes	314	(24)	8	16	15	329

Group profit after taxes	665	(18)	18	48	37	750
Minority interests	6	2	0	52	0	60

Net profit	659	(20)	18	-4	37	690

Efficiency ratio	57.5%	90.0%	91.1%		71.6%	68.3%
Staff (fte)	70,162	18,138	6,198	1,460	7,244	103,202
(in billions of euros)
Total assets	230.0	285.7	16.9	53.9	10.6	597.1
Risk-weighted assets	142.8	71.0	6.9	2.2	10.1	233.0

Breakdown Income statement fourth quarter 2002
(in millions of euros)
	C&CC	WCS	PC&AM	CC	LeasePlan	Group

Net interest revenue	1,678	435	88	(8)	71	2,264
Net commissions	379	479	211	0	45	1,114
Results from financial transactions	29	324	10	62	0	425
Other revenue	514	32	39	5	96	686

Total revenue	2,600	1,270	348	59	212	4,489
Operating expenses	1,668	1,051	280	(51)	145	3,093

Operating result	932	219	68	110	67	1,396
Provisioning for loan losses	209	145	11	15	4	384
Value adjustments to financial fixed assets	0	2	1	0	0	3

Operating profit before taxes	723	72	56	95	63	1,009
Taxes	213	5	16	39	7	280

Group profit after taxes	510	67	40	56	56	729
Minority interests	1	4	(2)	41	0	44

Net profit	509	63	42	15	56	685

Efficiency ratio	64.2%	82.8%	80.5%		68.4%	68.9%
Staff (fte)	71,340	20,238	6,179	573	7,227	105,557
(in billions of euros)
Total assets	229.2	238.7	17.0	60.5	10.6	556.0
Risk-weighted assets	143.4	67.2	6.8	2.0	10.2	229.6

					Appendix 7b

Breakdown income statement first quarter 2002
(in millions of euros)
	C&CC	WCS	PC&AM	CC	LeasePlan	Group

Net interest revenue	1,815	598	99	84	65	2,661
Net commissions	435	462	263	(1)	47	1,206
Results from financial transactions	89	234	6	(8)	0	321
Other revenue	368	90	16	5	77	556

Total revenue	2,707	1,384	384	80	189	4,744
Operating expenses	1,743	1,263	270	(10)	130	3,396

Operating result	964	121	114	90	59	1,348
Provisioning for loan losses	255	111	1	19	4	390
Value adjustments to financial fixed assets	0	(1)	(1)	(13)	0	(15)

Operating profit before taxes	709	11	114	84	55	973
Taxes	230	(10)	42	34	16	312

Operating profit after taxes	479	21	72	50	39	661
Extraordinary results after taxes	0	(205)	0	0	0	(205)

Group profit after taxes	479	(184)	72	50	39	456
Minority interests	7	4	1	47	0	59

Net profit	472	(188)	71	3	39	397

Efficiency ratio	64.4%	91.3%	70.3%		68.8%	71.6%
Staff (fte)	72,771	22,194	5,907	595	7,363	108,830
(in billions of euros)
Total assets	247.6	296.6	16.7	52.0	10.7	623.6
Risk-weighted assets	159.1	90.4	6.5	4.5	10.2	270.7

Cautionary Statement regarding Forward-Looking Statements

This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO. Forward-looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, without limitation, the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; and other risks referenced in our filings with the U.S. Securities and Exchange Commission. For more information on these and other factors, please refer to our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and to any subsequent reports furnished or filed by us with the U.S. Securities and Exchange Commission.

The forward-looking statements contained in this announcement are made as of the date hereof, and the companies assume no obligation to update any of the forward-looking statements contained in this announcement.